[redacted]

09058505

AB 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAWSON JAMES SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 SOUTH FEDERAL HIGHWAY
(No. and Street)

BOCA RATON	FL	33232
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Fox (561) 391-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM A. FOX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAWSON JAMES SECURITIES, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public 2/26/09

THOMAS W. HANDS
MY COMMISSION # DD 719828
EXPIRES: November 16, 2011
Bonded Thru Budget Notary Services

"Known Personally"

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAWSON JAMES SECURITIES, INC.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Dawson James Securities, Inc.

We have audited the accompanying statement of financial condition of Dawson James Securities, Inc. as of December 31, 2008, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dawson James Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 20, 2009

DAWSON JAMES SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	1,463,973
Due from clearing broker		383,661
Securities owned, at fair value (Note 1)		31,563
Other receivables		908,717
Furniture and equipment, net of accumulated depreciation of $85,192		74,871
Other assets		88,154
	$	**2,950,939**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	325,124
Commissions and salaries payable		882,508
Due to clearing broker		232,953
Securities sold, not yet purchased, at fair value (Note 1)		4,336
Deferred income		62,873
Due to parent (Note 3)		21,715
Due to affiliates		55,684
Total liabilities		1,585,193
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
SHAREHOLDERS' EQUITY (Note 2):		
Common stock, par value $.001 per share; 1,000 shares authorized; 600 shares issued and outstanding		1
Additional paid-in capital		4,343,054
Deficit		(2,977,309)
Total shareholders' equity		1,365,746
	$	**2,950,939**

The accompanying notes are an integral part of this statement.

DAWSON JAMES SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUE:	
Commissions	$ 13,308,227
Trading gains and losses, net	67,367
Other income	854,449
Total revenue	14,230,043
EXPENSES:	
Commissions	8,972,321
Salaries, benefits and payroll taxes	2,529,953
Professional fees	1,508,426
General and administrative	814,007
Occupancy and equipment costs	576,924
Clearing costs	518,841
Communications	353,239
Travel and entertainment	162,574
Regulatory, compliance and registration fees	113,247
Total expenses	15,549,532
NET LOSS BEFORE INCOME TAXES	(1,319,489)
Provision for income taxes (Note 4)	-
NET LOSS	**$ (1,319,489)**

The accompanying notes are an integral part of this statement.

DAWSON JAMES SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-In	
	Shares	Amount	Capital	Deficit
BALANCES, December 31, 2007	600	$ 1	$ 4,343,054	$ (1,657,820)
Net loss	-	-	-	(1,319,489)
BALANCES, December 31, 2008	**600**	**$ 1**	**$ 4,343,054**	**$ (2,977,309)**

The accompanying notes are an integral part of this statement.

DAWSON JAMES SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,319,489)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	30,843
Provision for bad debts	223,011
Decrease in due from clearing broker	272,382
Decrease in securities owned, at fair value	117,316
Increase in other receivables	(550,028)
Increase in other assets	(17,356)
Decrease in accounts payable and accrued expenses	(8,675)
Increase in commissions and salaries payable	520,831
Increase in due to clearing broker	41,989
Increase in securities sold, not yet purchased, at fair value	4,336
Increase in deferred income	62,873
Increase in due to parent	13,379
Increase in due to affiliates	55,684
Net cash used in operating activities	(552,904)
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchase of fixed assets	(43,447)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(596,351)
CASH AND CASH EQUIVALENTS, at beginning of year	2,060,324
CASH AND CASH EQUIVALENTS, at end of year	**$ 1,463,973**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Dawson James Securities, Inc. (the "Company") was incorporated on July 20, 2002 as a Delaware Corporation. The Company began operations as a securities broker-dealer registered with the Securities Exchange Commission in August 2004, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company deals mainly in equity securities. The Company is owned 80% by its parent.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, those firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Securities Transactions

Securities owned by the Company (substantially common stock) are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated lives of the assets ranging from three to five years.

Valuation of Investments in Securities at Fair Value-Definition and Hierarchy

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" (SFAS No. 157), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or

***NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)*

Valuation of Investments in Securities at Fair Value-Definition and Hierarchy *(continued)*

liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Investments in Securities at Fair Value-Definition and Hierarchy *(concluded)*

The Company values investments in securities and securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond- or credit-default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See above for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets:				
Securities owned, at fair value	$ 31,563	$ -	$ -	$ 31,563
Liabilities:				
Securities sold, not yet purchased, at fair value	$ -	$ 4,336	$ -	$ 4,336

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

***Income Taxes** (concluded)*

On December 30, 2008, the Financial Accounting Standards Board voted on and adopted FSP FIN 48-3, ("Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities"). FSP FIN 48-3 defers the effective date of FIN 48 for nonpublic enterprises to the annual financial statements for fiscal years that begin after December 15, 2008. This interpretation requires entities to disclose any uncertain tax positions carried on its books for which it may not be sustained upon examination by taxing authorities. In accordance with the guidelines listed above, the Company has elected to delay adoption of FIN 48 and furthermore, management feels that it will not have a significant impact on the Company or its financial statements when adopted.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2008, the Company had net capital and net capital requirements of $285,358 and $139,268, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 7.32 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company occupies office space which is leased by its parent. The Company is charged on a month to month basis for approximately 95% of the entire amount of the rent. Total rent expense of $415,199 was charged to operations during the year ended December 31, 2008.

In addition, at December 31, 2008, the Company had an advance from its parent of $21,715. The advance is non-interest bearing and is due on demand.

NOTE 4 - INCOME TAXES

The Company has approximately $2,977,000 of net operating losses expiring through 2028, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has approximately $1,012,000 in deferred tax benefit relating to these net operating loss carry forwards, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2008 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Net operating loss carry forward	$ 1,012,000
Valuation allowance for deferred tax assets	(1,012,000)
	$ -

The valuation allowance increased approximately $448,000 for the year ending December 31, 2008.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing brokers involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and has sold securities it does not own and may incur losses if the fair value of the securities changes subsequent to December 31, 2008.

The Company has deposits with and receivables from its clearing brokers. If the clearing brokers should cease business, these amounts could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the FDIC insured amount of $250,000. At December 31, 2008, the Company had $1,213,973 in excess of this requirement and which is subject to loss should the bank cease operations.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES (concluded)

The Company's financial instruments, including cash, deposits with and receivables from clearing brokers, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short term nature of those instruments. Securities owned by the company are valued at market value using quoted market prices.

The Company is involved in various litigation and disputes arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at this present.

SUPPLEMENTARY INFORMATION

DAWSON JAMES SECURITIES, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2008

CREDIT:		
Shareholders' equity	$	1,365,746
DEBITS:		
Nonallowable assets:		
Other receivables		908,717
Furniture and equipment, net		74,871
Other assets		88,154
Other charges - unsecured debits		1,565
Total debits		1,073,307
Net capital before haircuts on securities positions		292,439
Haircuts on securities positions		7,081
NET CAPITAL		285,358
Minimum requirements of 6 2/3% of aggregate indebtedness of $2,089,020 or $100,000, whichever is greater		139,268
Excess net capital	**$**	**146,090**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	325,124
Commissions and salaries payable		882,508
Due to clearing broker		232,953
Due to parent		21,715
Due to affiliates		55,684
Contingent liabilities from arbitrations		571,036
TOTAL AGGREGATE INDEBTEDNESS	**$**	**2,089,020**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**7.32 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2008.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Dawson James Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Dawson James Securities, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 20, 2009

DAWSON JAMES SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008